82-51

TransCanada

450 – 1 Street S. W.
Calgary, Alberta T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

CORPORATE - SECRETARIAL - FACSIMILE

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To: *The Toronto Stock Exchange*
Attention: Manager, Market Surveillance
Fax Number: (416) 646-7263

To: *New York Stock Exchange*
Attention: Elizabeth V. Montz
Fax Number: 212-656-5071/5072

To: *Securities and Exchange Commission*
Attention: Filing Desk, Stop 1-4
Fax Number: (202) 942-9628

From: Brenda Hounsell, Corporate Secretarial Department

Date: July 25, 2003 Time: 0625 MDT

Number of Pages (including Cover) Twenty-eight (28)

Re: News Release

Please see the 2 attached news releases scheduled to cross the Canada News Wire immediately:

"TransCanada Continues to Demonstrate Solid Financial Performance with Second Quarter Results"
and
"TransCanada Declares Quarterly Dividends"

Disposition of Original:

Sent by Courier ______
Sent by Mail: ______
Held on our File: X

If message is unclear or incomplete, please contact the operator:
Operator: Marilyn Sinclair Phone: (403) 920-7669

7/28



TransCanada
In business to deliver

TRANSCANADA CORPORATION

Media Inquiries: Glenn Herchak/Hejdi Feick (403) 920-7877
Analyst Inquiries: David Moneta/Debbie Persad (403) 920-7911

NewsRelease

TransCanada Continues to Demonstrate Solid Financial Performance with Second Quarter Results

Board declares quarterly dividend of $0.27 per share

CALGARY, Alberta – July 25, 2003 – (TSX: TRP) (NYSE: TRP)

Second Quarter and Year-to-date 2003 Financial Highlights

(All financial figures are in Canadian dollars unless noted otherwise)

- TransCanada Corporation's net income for the second quarter 2003 was $202 million or $0.42 per share, compared to $205 million or $0.43 per share for the second quarter 2002. The $3 million decrease was due to lower earnings from the Transmission segment, partially offset by higher earnings from the Power business and lower net expenses in the Corporate segment.

- TransCanada's net income for the six months ended June 30, 2003 was $410 million or $0.85 per share, compared to $392 million or $0.82 per share for the same period last year.

- Funds generated from operations for the second quarter 2003 were $434 million, compared to $438 million for the second quarter 2002.

- Funds generated from operations for the six months ended June 30, 2003 were $891 million, compared to $893 million for the first six months of 2002.

- TransCanada's Board of Directors today declared a quarterly dividend of $0.27 per share for the quarter ending September 30, 2003 on the outstanding common shares. This is the 159th consecutive quarterly dividend on the common shares paid by TransCanada and its subsidiary. It is payable on October 31, 2003 to shareholders of record at the close of business on September 30, 2003.

"TransCanada's accomplishments in the second quarter reflect our commitment to the long-term growth and optimization of our core businesses of natural gas transmission and power generation," said Hal Kvisle, TransCanada's chief executive officer. "We remain focused on making sound, disciplined investment decisions that add value for our shareholders while maintaining our strong balance sheet."

Second Quarter 2003 Developments

Natural Gas Transmission

Foothills Acquisition

In May, TransCanada signed an agreement to purchase the remaining 50 per cent of Foothills Pipe Lines Ltd. (Foothills) from Duke Energy Gas Transmission for $257 million, including $152 million of Duke's proportionate share of Foothill's corporate debt. It is anticipated that the purchase will close in third quarter 2003.

"The Foothills assets are a key element of our Western Canadian pipeline business, contributing incremental earnings from the existing Foothills assets and further strengthening our ability to bring northern gas to market," said Mr. Kvisle.

TransCanada's Involvement in the Mackenzie Valley Pipeline

TransCanada, the Mackenzie Delta Producers Group, and the Aboriginal Pipeline Group (APG) reached funding and participation agreements in June that enable the APG to become a full participant in the proposed Mackenzie Gas Project. TransCanada has agreed to finance the APG's share of project definition costs which are currently expected to be approximately $80 million. This loan will be repaid from the APG's share of future pipeline revenues.

"The Mackenzie Valley pipeline will bring tremendous benefits to the people and economy of the Northwest Territories and will help to meet growing natural gas demand across Canada and the United States," said Mr. Kvisle. "For TransCanada, gas from northern Canada will connect and flow through our existing facilities, increasing the utilization rate of our pipelines to the benefit of both our customers and our shareholders."

Under the terms of the agreement, TransCanada gains an opportunity for equity ownership of the pipeline – when there is a decision to construct, TransCanada will have the option to acquire a five per cent ownership from the producers' share. The Producer Group includes Imperial Oil Resources, ConocoPhillips Canada, Shell Canada Limited and ExxonMobil Canada.

TransCanada also gains certain rights of first refusal if any of the producers choose to sell their equity. TransCanada would be entitled to acquire 50 per cent of any opportunities, with the producers and APG sharing in the other 50 per cent. Should the pipeline expand beyond its original capacity, and once the APG has achieved a one-third ownership share, TransCanada, the APG and the other owners will each have the opportunity to obtain a one-third interest in additional expansions.

Power Generation

New power plant in Québec

In June, TransCanada announced an agreement to develop a 550 megawatt natural gas-fired cogeneration power plant in Québec. The power plant will be located in the Bécancour Industrial Park, near Trois-Rivières and will supply its entire power output to Hydro-Québec Distribution under a 20 year power purchase contract. The plant will also supply steam to certain major businesses located within the industrial park. The expected in-service date is late in 2006.

Regulatory Developments

Leave to appeal granted

In May, the Federal Court of Appeal granted TransCanada leave to appeal the National Energy Board's (NEB) RH-R-1-2002 Decision issued February 20, 2003. In this Decision, the NEB dismissed TransCanada's September 2002 request for a Review and Variance of the NEB's June 2002 RH-4-2001 Decision on the company's Fair Return application.

"We're pleased that the Court has granted TransCanada leave to appeal. We are now pursuing the appeal on the two important questions of law that formed the basis of our application," said Mr. Kvisle. "We remain concerned that recent NEB decisions have prevented TransCanada from earning a fair return on our investment in the Canadian Mainline."

Discontinued Operations

The Board of Directors approved a plan in July 2001 to dispose of the company's Gas Marketing business. The company's exit from Gas Marketing was substantially completed by December 31, 2001. The company mitigated its exposures associated with the contingent liabilities related to the divested gas marketing operations by obtaining from Mirant Corporation (Mirant) certain remaining contracts in June and early July 2003, and simultaneously fully hedging the market price exposures of these contracts. The company remains contingently liable for certain of the residual obligations.

At June 30, 2003, TransCanada reviewed the provision for loss on discontinued operations, taking into consideration the potential impacts arising from Mirant filing for bankruptcy protection in July 2003. As a result of this review, TransCanada concluded that the provision was adequate, and the continued deferral of the approximately $100 million of deferred after-tax gains related to the Gas Marketing business was appropriate. Accordingly, there was no earnings impact related to discontinued operations in second quarter 2003.

TransCanada Corporation

On May 15, 2003, TransCanada Corporation became the parent company of TransCanada PipeLines Limited. Under the plan of arrangement approved by common shareholders at TransCanada PipeLines Limited's Annual and Special Meeting in April, and subsequently by the Court of Queen's Bench of Alberta, common shareholders of TransCanada PipeLines Limited automatically became common shareholders of TransCanada Corporation.

Interim financial statements for TransCanada PipeLines Limited will be filed separately with securities regulators and made available at www.transcanada.com within the next few days.

Teleconference – 9:00 a.m. (Mountain) / 11:00 a.m. (Eastern)

TransCanada will hold a teleconference today at 9:00 a.m. (Mountain) / 11:00 a.m. (Eastern) to discuss the second quarter 2003 financial results and general developments and issues concerning the company. Analysts, members of the media and other interested parties wanting to participate in the call should dial 1-800-273-9672 or 416-695-5806 (Toronto area) at least 10 minutes prior to the start of the call. No pass code is required. A replay of the teleconference will be available two hours after the conclusion of the call until midnight, August 1, 2003, by dialing 1-800-408-3053 or 416-695-5800 (Toronto area) and entering pass code 1444059.

The conference will begin with a short address by members of TransCanada's executive management, followed by a question and answer period for investment analysts. A live audio Web cast of the teleconference will also be available on TransCanada's Web site. The teleconference Web cast will be archived and available for replay.

About TransCanada

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 38,000 kilometres of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing more than 4,500 megawatts of power – an equal amount of power can meet the needs of about 4.5 million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the Internet at www.transcanada.com for more information.

Second Quarter 2003 Financial Highlights
(unaudited)

Operating Results (millions of dollars)	Three months ended June 30		Six months ended June 30	
	2003	2002	**2003**	2002
Revenues	**1,311**	1,345	**2,647**	2,591
Net Income	**202**	205	**410**	392
Cash Flow				
Funds generated from operations	**434**	438	**891**	893
Capital expenditures	**107**	98	**183**	215
Acquisitions	**3**	-	**412**	-

Common Share Statistics	Three months ended June 30		Six months ended June 30	
	2003	2002	**2003**	2002
Net Income Per Share - Basic and Diluted	**$0.42**	$0.43	**$0.85**	$0.82
Dividend Per Share	**$0.27**	$0.25	**$0.54**	$0.50
Common Shares Outstanding (millions)				
Average for the period	**481.1**	478.0	**480.6**	477.5
End of period	**481.8**	478.4	**481.8**	478.4



TransCanada
In business to deliver

TRANSCANADA CORPORATION

SECOND QUARTER 2003

Quarterly Report to Shareholders

Consolidated Results-at-a-Glance

(unaudited) (millions of dollars except per share amounts)	Three months ended June 30		Six months ended June 30	
	2003	2002	**2003**	2002
Net Income	**202**	205	**410**	392
Net Income Per Share - Basic and Diluted	**$0.42**	$0.43	**$0.85**	$0.82

Management's Discussion and Analysis

The following discussion and analysis should be read in conjunction with the accompanying unaudited consolidated financial statements of TransCanada Corporation (TransCanada or the company) for the six months ended June 30, 2003 and the notes thereto.

The company's plan of arrangement to establish TransCanada as the parent company of TransCanada PipeLines Limited (TCPL) became effective on May 15, 2003. Common shareholders of TCPL automatically became common shareholders of TransCanada with each TCPL common share being automatically exchanged for one TransCanada common share. The establishment of TransCanada has no impact on TCPL's day to day operations, services or obligations. The assets and liabilities of TCPL remain with TCPL. Debt holders and preferred shareholders of TCPL continue to hold these securities in TCPL. TransCanada owns all of the outstanding common shares of TCPL. The financial statements of TransCanada have been prepared using the continuity of interests method of accounting. Accordingly, on May 15, 2003, the financial statements of TransCanada on a consolidated basis were in all material respects the same as those of TCPL immediately prior to the arrangement, except that the preferred securities and preferred shares of TCPL are reflected as non-controlling interests in the consolidated financial statements of TransCanada.

Results of Operations

Consolidated

TransCanada's net income for the six months ended June 30, 2003 was $410 million or $0.85 per share compared to $392 million or $0.82 per share for the comparable period in 2002. The increase of $18 million or $0.03 per share in the first six months of 2003 compared to the same period in 2002 was primarily due to higher earnings from the Power business and lower net expenses in the Corporate segment, partially offset by lower earnings from the Transmission segment.

The Power segment earnings for the six months ended June 30, 2003 included $40 million after tax related to TransCanada's earnings from its investment in Bruce Power L.P. (Bruce) which was acquired in February 2003 and a $19 million positive after-tax earnings impact of a June 2003 settlement with a former counterparty which defaulted in 2001 under power forward contracts. This amount represents the value of power forward contracts terminated at the time of default.

The lower earnings in the Transmission segment were primarily due to the decline in the Alberta System's 2003 net earnings reflecting the one-year fixed revenue requirement settlement reached between TransCanada and its stakeholders in February 2003. In June 2002, TransCanada received the National Energy Board (NEB) decision on its Fair Return application (Fair Return decision) to determine the cost of capital to be included in the calculation of 2001 and 2002 final tolls on its Canadian Mainline. The results for the six months ending June 30, 2002 included after-tax income of $25 million representing the impact of the Fair Return decision for 2001 ($16 million) and six months ending June 30, 2002 ($9 million). The results for the six months ending June 30, 2002 also included TransCanada's $7 million share of a favourable ruling for Great Lakes related to Minnesota use tax paid in prior years.

TransCanada's net income for second quarter 2003 was $202 million or $0.42 per share compared to $205 million or $0.43 per share for second quarter 2002. Second quarter 2003 results included $13 million after tax of TransCanada's share of earnings from Bruce and the $19 million after tax settlement with a former counterparty. Second quarter 2002 results include $25 million of net income for the period January 1, 2001 to June 30, 2002 related to the Fair Return decision.

Funds generated from operations of $891 million for the six months ended June 30, 2003 were consistent with the same period in the prior year.

Segment Results-at-a-Glance

(unaudited)	Three months ended June 30		Six months ended June 30	
(millions of dollars)	2003	2002	2003	2002
Transmission	144	174	302	337
Power	63	40	126	81
Corporate	(5)	(9)	(18)	(26)
Net Income	202	205	410	392

Transmission

The Transmission business generated net earnings of $144 million and $302 million for the three and six months ended June 30, 2003, respectively, compared to $174 million and $337 million for the same periods in 2002.

Transmission Results-at-a-Glance

(unaudited) (millions of dollars)	Three months ended June 30		Six months ended June 30	
	2003	2002	2003	2002
Wholly-Owned Pipelines				
Alberta System	44	52	86	102
Canadian Mainline	71	92	142	160
BC System	2	1	4	3
	117	145	232	265
North American Pipeline Ventures				
Great Lakes	11	14	28	36
TC PipeLines, LP	4	4	7	8
Iroquois	4	6	11	11
Portland	-	1	7	2
Foothills	5	4	9	9
Trans Québec & Maritimes	2	2	4	4
CrossAlta	1	2	4	7
Northern Development	-	(1)	(1)	(2)
Other	-	(3)	1	(3)
	27	29	70	72
Net earnings	144	174	302	337

Wholly-Owned Pipelines

The Alberta System's net earnings of $44 million in second quarter 2003 decreased $8 million compared to $52 million in the same quarter of 2002. Net earnings for the six months ended June 30, 2003 decreased $16 million compared to the same period in 2002. The decrease is primarily due to lower earnings from the one-year 2003 Alberta System Revenue Requirement Settlement (the 2003 Settlement) reached in February 2003. The 2003 Settlement includes a fixed revenue requirement component, before non-routine adjustments, of $1.277 billion compared to $1.347 billion in 2002. The Alberta System's annual net earnings in 2003 are expected to be lower by approximately $40 million compared to annual 2002 net earnings of $214 million.

The Canadian Mainline's net earnings have decreased $21 million and $18 million for the three and six months ended June 30, 2003, respectively, when compared to the corresponding periods in 2002. The decrease in 2003 net earnings as compared to the 2002 net earnings is mainly due to the NEB's Fair Return decision, which included an increase in the deemed common equity ratio from 30 to 33 per cent effective January 1, 2001 and resulted in recognition in June 2002 of $16 million of net earnings for the year ended December 31, 2001. Earnings in 2003 also reflect an increase in the approved rate of return on common equity from 9.53 per cent in 2002 to 9.79 per cent in 2003, partially offset by a lower average investment base.

The NEB hearing to consider the Canadian Mainline 2003 Tolls and Tariff Application concluded in May 2003. In this application, TransCanada requested approval of a higher composite depreciation rate, introduction of a new tolling zone in Southwestern Ontario, an increase to the Interruptible Transportation bid floor price, and certain cost/efficiency incentive mechanisms. The NEB decision is anticipated in the third quarter of 2003.

Operating Statistics
Six months ended June 30 (unaudited)

	Alberta System*		Canadian Mainline**		BC System	
	2003	2002	**2003**	2002	**2003**	2002
Average investment base ($ millions)	**4,938**	5,074	**8,659**	8,937	**238**	199
Delivery volumes (Bcf)						
Total	**1,971**	2,054	**1,419**	1,303	**126**	181
Average per day	**10.9**	11.3	**7.8**	7.2	**0.7**	1.0

*Field receipt volumes for the Alberta System for the six months ended June 30, 2003 were 1,937 Bcf (2002 - 2,049 Bcf); average per day was 10.7 Bcf (2002 - 11.3 Bcf).
**Canadian Mainline deliveries originating at the Alberta border and in Saskatchewan for the six months ended June 30, 2003 were 1,093 Bcf (2002 - 1,101 Bcf); average per day was 6.0 Bcf (2002 - 6.1 Bcf).

North American Pipeline Ventures

TransCanada's proportionate share of net earnings from its other Transmission businesses was $27 million and $70 million for the three and six months ended June 30, 2003, respectively. Net earnings were $2 million lower for each of the second quarter 2003 and six months ended June 30, 2003 compared to the same periods in 2002.

Earnings for second quarter 2003 were slightly lower than the same quarter in 2002 as a result of a weaker U.S. dollar and higher operating costs in Great Lakes, partially offset by higher earnings from TransGas de Occidente which is reported in Other.

The 2002 year-to-date results included TransCanada's $7 million share of a favourable ruling for Great Lakes related to Minnesota use tax paid in prior years. Excluding the impact of the Great Lakes ruling in 2002, net earnings for the six months ended June 30, 2003 increased $5 million compared to the same period in 2002. Portland's net earnings have increased $5 million for the six months ended June 30, 2003 compared to the same period in 2002, primarily as a result of a rate settlement in early 2003 and a subsequent positive depreciation adjustment related to 2002 and recorded by TransCanada in 2003. These increased earnings were partially offset by lower earnings from CrossAlta and a weaker U.S. dollar.

Power

Power Results-at-a-Glance

(unaudited) (millions of dollars)	Three months ended June 30		Six months ended June 30	
	2003	2002	2003	2002
Western operations	60	27	103	61
Northeastern U.S. operations	36	46	61	87
Bruce Power L.P. investment	16	-	54	-
Power LP investment	7	8	18	18
General, administrative and support costs	(22)	(14)	(43)	(31)
Operating and other income	97	67	193	135
Financial charges	(4)	(3)	(6)	(6)
Income taxes	(30)	(24)	(61)	(48)
Net earnings	63	40	126	81

Power's net earnings of $63 million in second quarter 2003 increased $23 million compared to $40 million in second quarter 2002. Net earnings of $126 million for the six months ended June 30, 2003 were $45 million higher when compared to the same period in 2002. Strong earnings from the recently acquired interest in Bruce, a settlement in Western Operations for the value of power forward contracts terminated with a former counterparty and the addition of the ManChief plant in late 2002 were the primary reasons for the increases. Partially offsetting these increases were lower earnings from the Northeastern U.S. Operations and higher general, administrative and support costs.

Operating and other income from Western Operations of $60 million and $103 million for the three and six months ended June 30, 2003 was $33 million and $42 million higher, respectively, compared to the same periods in 2002. The increase was mainly due to a $31 million pre-tax ($19 million after tax) positive earnings impact related to a June 2003 settlement with a former counterparty. This amount reflects the settlement value of the outstanding power forward contracts that were entered into in the normal course of business, but were terminated by TransCanada as a result of a former counterparty defaulting in 2001 under power forward contracts. The ManChief acquisition in 2002 also contributed to higher operating income.

Operating and other income from the Northeastern U.S. Operations of $36 million and $61 million for the three and six months ended June 30, 2003, decreased $10 million and $26 million, respectively, compared to the same periods in 2002. The decreases were primarily due to the higher cost of fuel gas at Ocean State Power, fewer market opportunities in the first half of 2003 than in 2002 and the unfavourable impact of a weaker U.S. dollar.

Bruce contributed $16 million of pre-tax equity income in second quarter 2003 compared to $38 million in the first quarter 2003. The decrease reflected lower output as a result of a planned maintenance outage on one of the four Bruce B reactors and seasonally lower wholesale spot market prices. Overall prices achieved during the second quarter were $45 per megawatt hour (MWh) compared to $63 per MWh in the last six weeks in first quarter 2003. A Bruce B unit reactor returned to service slightly ahead of schedule on June 26, 2003 while the remaining three Bruce B reactors ran at 100 per cent availability during the second quarter 2003. TransCanada's share of power output for the second quarter 2003 was 1,681 gigawatt hours (GWh) compared to 1,087 GWh for the six week period ended March 31, 2003.

Excluding the planned outage of the Bruce B unit in second quarter 2003, the Bruce B units have operated at 100 per cent availability during the entire first half of 2003, the best performance in the plant's history. Approximately 38 per cent of the output was sold into Ontario's wholesale spot market with the remainder being sold under longer term contracts.

The restart of the two Bruce A units has been delayed primarily as a result of additional safety modifications, documentation and testing necessary to meet Canadian Nuclear Safety Commission (CNSC) requirements. Once CNSC approval has been received on the first unit, the reactor will slowly ramp up to full power and synchronize to the Ontario power grid. The second unit is expected to return approximately one month later. The cumulative restart cost incurred by Bruce to the end of June 2003 for the two Bruce A units was approximately $610 million. Bruce has incurred approximately $235 million on the two unit restart program in the first six months of 2003, being an average of approximately $20 million per unit per month. TransCanada has a 31.6 per cent interest in Bruce.

Equity income from Bruce is directly impacted by fluctuations in wholesale spot market prices for electricity as well as overall plant availability, which in turn, is impacted by scheduled and unscheduled maintenance. To reduce its exposure to spot market prices, Bruce has entered into fixed price sales contracts for approximately 1,800 megawatts (MW) of output for the remainder of 2003. This represents approximately 57 per cent of the average 3,140 MW of Bruce B capacity or approximately 38 per cent of the total 4,678 MW capacity including two Bruce A reactors.

Operating and other income from the investment in TransCanada Power, L.P. for the three and six months ended June 30, 2003 was consistent with the same periods in 2002.

General, administrative and support costs for the three and six months ended June 30, 2003 increased $8 million and $12 million, respectively, compared to the same periods in 2002, mainly reflecting higher project development costs as part of the continued investment in Power.

Power Sales Volumes*

(unaudited)	Three months ended June 30		Six months ended June 30	
(GWh)	**2003**	2002	**2003**	2002
Western operations	**2,868**	2,973	**5,693**	5,801
Northeastern U.S. operations	**1,724**	1,423	**3,393**	2,575
Bruce Power L.P. investment	**1,681**	-	**2,768**	-
Power LP investment	**457**	557	**1,022**	1,128
Total	**6,730**	4,953	**12,876**	9,504

*Power sales volumes include TransCanada's share of Bruce Power L.P. output (31.6 per cent) and the Sundance B power purchase arrangement (50 per cent).

Weighted Average Plant Availability* (unaudited)	Three months ended June 30		Six months ended June 30	
	2003	2002	2003	2002
Western operations	92%	94%	94%	96%
Northeastern U.S. operations	92%	99%	88%	99%
Bruce Power L.P. investment	77%	**	84%	**
Power LP investment	90%	92%	94%	93%
All plants	86%	97%	89%	97%

*Plant availability is reduced by planned and unplanned outages.
**Acquired in February 2003.

Corporate

Net expenses were $5 million and $9 million for the three months ended June 30, 2003 and 2002, respectively. This $4 million decrease in net expenses for second quarter 2003 is mainly due to the positive impact of foreign exchange rates. Net expenses were $18 million for the six months ended June 30, 2003 compared to $26 million for the same period in 2002. This $8 million decrease is primarily due to lower interest costs and the positive impact of foreign exchange rates compared to the same period in the prior year.

Discontinued Operations

The Board of Directors approved a plan in July 2001 to dispose of the company's Gas Marketing business. The company's exit from Gas Marketing was substantially completed by December 31, 2001. The company mitigated its exposures associated with the contingent liabilities related to the divested gas marketing operations by obtaining from Mirant Corporation (Mirant) certain remaining contracts in June and early July 2003, and simultaneously fully hedging the market price exposures of these contracts. The company remains contingently liable for certain of the residual obligations.

At June 30, 2003, TransCanada reviewed the provision for loss on discontinued operations, taking into consideration the potential impacts arising from Mirant filing for bankruptcy protection in July 2003. As a result of this review, TransCanada concluded that the provision was adequate, and the continued deferral of the approximately $100 million of deferred after-tax gains related to the Gas Marketing business was appropriate. Accordingly, there was no earnings impact related to discontinued operations in second quarter 2003.

Liquidity and Capital Resources

Funds Generated from Operations

Funds generated from operations were $891 million for the six months ended June 30, 2003, compared with $893 million for the same period in 2002. Funds generated from operations of $434 million for second quarter 2003 were comparable to second quarter 2002.

TransCanada expects that its ability to generate sufficient amounts of cash in the short term and the long term when needed, and to maintain financial capacity and flexibility to provide for planned growth is adequate, and remains substantially unchanged since December 31, 2002.

Investing Activities

In the three and six months ended June 30, 2003, capital expenditures, excluding acquisitions, totalled $107 million (2002 - $98 million) and $183 million (2002 - $215 million), respectively, and related primarily to Iroquois' ongoing Eastchester Expansion project into New York City, maintenance and capacity capital in wholly-owned pipelines and ongoing construction of the MacKay River power plant in Alberta. Acquisitions for the six months ended June 30, 2003 totalled $412 million (2002 – nil) and were almost entirely comprised of the acquisition of a 31.6 per cent interest in Bruce for $376 million plus closing adjustments.

Financing Activities

TransCanada used a portion of its cash resources to fund long-term debt maturities of $59 million and reduce notes payable by $82 million in the six months ended June 30, 2003. In June 2003, the company issued US$350 million of ten year notes bearing interest at 4.00 per cent.

In July 2003, TransCanada redeemed all of its outstanding US$160 million, 8.75 per cent Junior Subordinated Debentures, also known as Cumulative Trust Originated Preferred Securities. Holders of these debentures received US$25.0122 per US$25.00 of the principal amount, which included accrued and unpaid interest to the redemption date.

Dividends

On July 25, 2003, TransCanada's Board of Directors declared a quarterly dividend of $0.27 per share for the quarter ending September 30, 2003 on the outstanding common shares. This is the 159th consecutive quarterly dividend paid by TransCanada and its subsidiary on its common shares, and is payable on October 31, 2003 to shareholders of record at the close of business on September 30, 2003.

Risk Management

With respect to continuing operations, TransCanada's market, financial and counterparty risks remain substantially unchanged since December 31, 2002. See explanation for discontinued operations' risk management activity under Results of Operations – Discontinued Operations. For further information on risks, refer to Management's Discussion and Analysis in TransCanada PipeLines Limited's 2002 Annual Report.

The processes within TransCanada's risk management function are designed to ensure that risks are properly identified, quantified, reported and managed. Risk management strategies, policies and limits are designed to ensure TransCanada's risk-taking is consistent with its business objectives and risk tolerance. Risks are managed within limits ultimately established by the Board of Directors and implemented by senior management, monitored by risk management personnel and audited by internal audit personnel.

TransCanada manages market and financial risk exposures in accordance with its corporate market risk policy and position limits. The company's primary market risks result from volatility in commodity prices, interest rates and foreign currency exchange rates. TransCanada's counterparty risk exposure results from the failure of a counterparty to meet its contractual financial obligations, and is managed in accordance with its corporate counterparty risk policy.

Controls and Procedures

Within 90 days prior to the filing of this quarterly report, TransCanada's management evaluated the effectiveness of the design and operation of the company's disclosure controls and procedures (disclosure controls) and internal controls for financial reporting purposes (internal controls). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that:

- TransCanada's disclosure controls are effective in ensuring that material information relating to TransCanada is made known to management on a timely basis, and is included in this quarterly report; and

- TransCanada's internal controls are effective in providing assurance that the financial statements for this quarter are fairly presented in accordance with Canadian generally accepted accounting principles.

To the best of these officers' knowledge and belief, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date on which such evaluation was completed in connection with this quarterly report.

Critical Accounting Policy

TransCanada's critical accounting policy, which remains unchanged since December 31, 2002, is the use of regulatory accounting for its regulated operations. For further information on this critical accounting policy, refer to Management's Discussion and Analysis in TransCanada PipeLines Limited's 2002 Annual Report.

Critical Accounting Estimates

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the company's consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. TransCanada's critical accounting estimates, which remain unchanged since December 31, 2002, are depreciation expense and certain deferred after-tax gains and remaining obligations related to the Gas Marketing business. For further information on these critical accounting estimates, refer to Results of Operations – Discontinued Operations and to Management's Discussion and Analysis in TransCanada PipeLines Limited's 2002 Annual Report.

Outlook

The company expects higher Power net earnings in 2003 than originally anticipated as a result of the contribution from Bruce and the settlement with a former counterparty. The outlook for the company's other segments remains relatively unchanged since December 31, 2002. For further information on outlook, refer to Management's Discussion and Analysis in TransCanada PipeLines Limited's 2002 Annual Report.

The company's earnings and cash flow combined with a strong balance sheet continue to provide the financial flexibility for TransCanada to make disciplined investments in its core businesses of Transmission and Power. The strengthening of the Canadian dollar compared to the U.S. dollar in

2003 has not and is not expected to significantly impact TransCanada's consolidated financial results. Credit ratings on TCPL's senior unsecured debt assigned by Dominion Bond Rating Service Limited (DBRS), Moody's Investors Service (Moody's) and Standard & Poor's are currently A, A2 and A-, respectively. On May 9, 2003, Standard & Poor's resolved its 'CreditWatch' on TCPL by reaffirming its A- rating of TCPL's senior unsecured debt and changing the outlook to 'negative'. DBRS and Moody's both maintain a 'stable' outlook on their ratings.

Other Recent Developments

Transmission

Wholly-Owned Pipelines

Alberta System

On June 24, 2003, the Alberta Energy and Utilities Board (EUB) approved the 2003 Revenue Requirement Settlement and 2003 Tariff Settlement for the Alberta System. These settlements will form the basis of the Alberta System tolls for 2003. TransCanada is committed to filing a 2004 Alberta System General Rate Application with the EUB by September 30, 2003.

In July 2003, TransCanada along with other utilities filed evidence in the EUB's Generic Cost of Capital Proceeding. The EUB expects to adopt a standardized approach to determining the rate of return and capital structure for all utilities under its jurisdiction at the conclusion of this proceeding.

Canadian Mainline

In May 2003, the Federal Court of Appeal granted TransCanada leave to appeal the NEB's decision, issued February 2003, to dismiss TransCanada's request for a Review and Variance of the NEB's June 2002 decision on the company's Fair Return application. TransCanada based its application for leave to appeal on two questions of law. TransCanada is concerned about its ability to obtain a fair return on its investment in the Canadian Mainline as a result of the NEB's decisions.

North American Pipeline Ventures

Foothills

In May 2003, TransCanada signed an agreement to purchase the remaining 50 per cent of Foothills Pipe Lines Ltd. (Foothills) from Duke Energy Gas Transmission for $257 million, including $152 million of Duke's proportionate share of Foothill's corporate debt. As a result, TransCanada will own 100 per cent of Foothills and its subsidiaries, subject to regulatory approvals prior to the final closing of this transaction. Foothills and its subsidiaries hold the certificates to build the Canadian portion of the Alaska Highway Project which would bring Prudhoe Bay natural gas from Alaska to markets in Canada and the U.S. The "Prebuild" portion of this project has been operating for more than 20 years, moving Alberta gas to U.S. markets in advance of flows from Alaska. Subsidiaries of Foothills and TransCanada also hold certificates to build the Alaskan part of this project. It is anticipated the purchase will close in third quarter 2003.

Northern Development

In June 2003, TransCanada reached funding and participation agreements with the Mackenzie Delta gas producers and the Aboriginal Pipeline Group (APG) for the Mackenzie Gas Pipeline Project. The Preliminary Information Package for the Mackenzie Gas Project has been submitted to relevant regulatory authorities and regulatory applications are expected to be filed in 2004. Under the agreement, TransCanada has agreed to finance the APG for its one-third share of project definition phase costs which are currently estimated to be $80 million over three years. If the pipeline is approved and becomes operational, this loan will be repaid from APG's share of pipeline revenues.

The producers have agreed to potentially reduce their ownership share of the pipeline by five per cent, by providing TransCanada the option to obtain this interest at the decision to construct. TransCanada will apply for an extension of its Alberta pipeline system to connect with a Mackenzie Valley Pipeline south of the Alberta-Northwest Territories Border.

TransCanada also gains certain rights of first refusal if any of the producers choose to sell their equity. TransCanada would be entitled to acquire 50 per cent of any opportunities, with the producers and APG sharing in the other 50 per cent. Should the pipeline expand beyond its original capacity, and once the APG has achieved a one-third ownership share, TransCanada, the APG and the other owners will each have the opportunity to obtain a one-third interest in additional expansions.

Power

In June 2003, TransCanada announced that it has agreed to develop the Bécancour Cogeneration Project, a 550 megawatt natural gas-fired cogeneration plant near Trois-Rivières, Québec. Subject to regulatory approvals, construction of the estimated $500 million facility is expected to begin next year with an in-service date late in 2006. This plant will supply its entire power output to Hydro-Québec Distribution under a 20-year power purchase contract. The plant will also supply steam to certain major businesses located within the Bécancour Industrial Park.

Forward-Looking Information

Certain information in this quarterly report is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the prevailing economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated Income

(unaudited) (millions of dollars except per share amounts)	Three months ended June 30 2003	2002	Six months ended June 30 2003	2002
Revenues	**1,311**	1,345	**2,647**	2,591
Operating Expenses				
Cost of sales	**189**	170	**369**	303
Other costs and expenses	**382**	383	**809**	737
Depreciation	**217**	213	**432**	420
	788	766	**1,610**	1,460
Operating Income	**523**	579	**1,037**	1,131
Other Expenses/(Income)				
Financial charges	**205**	218	**409**	439
Financial charges of joint ventures	**23**	22	**45**	45
Equity income	**(26)**	(8)	**(84)**	(18)
Interest and other income	**(22)**	(11)	**(35)**	(22)
	180	221	**335**	444
Income before Income Taxes and Non-Controlling Interests	**343**	358	**702**	687
Income Taxes - Current and Future	**127**	138	**263**	266
Non-Controlling Interests				
Preferred securities charges	**9**	9	**18**	18
Preferred share dividends	**5**	6	**11**	11
Net Income	**202**	205	**410**	392
Net Income Per Share - Basic and Diluted	**$0.42**	$0.43	**$0.85**	$0.82
Average Shares Outstanding - Basic (millions)	**481.1**	478.0	**480.6**	477.5
Average Shares Outstanding - Diluted (millions)	**482.9**	480.7	**482.5**	479.8

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Cash Flows

(unaudited) (millions of dollars)	Three months ended June 30 2003	2002	Six months ended June 30 2003	2002
Cash Generated From Operations				
Net income	202	205	410	392
Depreciation	217	213	432	420
Future income taxes	53	56	127	109
Equity income in excess of distributions received	(8)	(1)	(59)	(5)
Non-controlling interests	14	15	29	29
Other	(44)	(50)	(48)	(52)
Funds generated from operations	434	438	891	893
Decrease/(increase) in operating working capital	24	(2)	16	(56)
Net cash provided by continuing operations	458	436	907	837
Net cash (used in)/provided by discontinued operations	(88)	(7)	(84)	51
	370	429	823	888
Investing Activities				
Capital expenditures	(107)	(98)	(183)	(215)
Acquisitions, net of cash acquired	(3)	-	(412)	-
Disposition of assets	-	-	5	-
Deferred amounts and other	(47)	(91)	(70)	(74)
Net cash used in investing activities	(157)	(189)	(660)	(289)
Financing Activities				
Dividends and preferred securities charges	(149)	(140)	(288)	(267)
Notes payable repaid, net	(291)	(69)	(82)	(240)
Long-term debt issued	475	-	475	-
Reduction of long-term debt	(50)	(24)	(59)	(116)
Non-recourse debt of joint ventures issued	29	4	46	5
Reduction of non-recourse debt of joint ventures	(32)	(29)	(48)	(42)
Common shares issued	22	16	38	31
Net cash provided by/(used in) financing activities	4	(242)	82	(629)
Increase/(Decrease) in Cash and Short-Term Investments	217	(2)	245	(30)
Cash and Short-Term Investments				
Beginning of period	240	271	212	299
Cash and Short-Term Investments				
End of period	457	269	457	269

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Balance Sheet

(millions of dollars)	June 30, 2003 (unaudited)	December 31, 2002
ASSETS		
Current Assets		
Cash and short-term investments	457	212
Accounts receivable	613	691
Inventories	168	178
Other	101	102
	1,339	1,183
Long-Term Investments	713	291
Plant, Property and Equipment	16,975	17,496
Other Assets	996	946
	20,023	19,916
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Notes payable	215	297
Accounts payable	789	902
Accrued interest	206	227
Current portion of long-term debt	580	517
Current portion of non-recourse debt of joint ventures	20	75
Provision for loss on discontinued operations	217	234
	2,027	2,252
Deferred Amounts	326	353
Long-Term Debt	8,983	8,815
Future Income Taxes	318	226
Non-Recourse Debt of Joint Ventures	1,174	1,222
Junior Subordinated Debentures	239	238
	13,067	13,106
Non-Controlling Interests		
Preferred securities of subsidiary	673	674
Preferred shares of subsidiary	389	389
	1,062	1,063
Shareholders' Equity		
Common shares	4,652	4,614
Contributed surplus	266	265
Retained earnings	1,005	854
Foreign exchange adjustment	(29)	14
	5,894	5,747
	20,023	19,916

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Retained Earnings

(unaudited) (millions of dollars)	Six months ended June 30 2003	 2002
Balance at beginning of period	854	586
Net income	410	392
Common share dividends	(259)	(239)
	1,005	739

See accompanying Notes to the Consolidated Financial Statements.

Notes to Consolidated Financial Statements
(Unaudited)

1. Basis of Presentation

Pursuant to a plan of arrangement, effective May 15, 2003, common shares of TransCanada PipeLines Limited (TCPL) were exchanged on a one-to-one basis for common shares of TransCanada Corporation (TransCanada or the company). As a result, TCPL became a wholly-owned subsidiary of TransCanada. The consolidated financial statements for the six months ended June 30, 2003 include the accounts of TransCanada and the consolidated accounts of all its subsidiaries, including TCPL. Comparative information for the six months ended June 30, 2002 is that of TCPL and its wholly-owned subsidiaries at that time.

The financial statements of TransCanada have been prepared using the continuity of interests method of accounting. Accordingly, the financial statements of TransCanada on the effective date, on a consolidated basis, were in all material respects the same as those of TCPL immediately prior to the arrangement, except that the preferred securities and preferred shares of TCPL have been reflected as non-controlling interests in the consolidated financial statements of TransCanada. In addition, the distributions on the preferred securities and the dividends on the preferred shares have been reflected as non-controlling interest charges in determining the consolidated net income of TransCanada.

2. Significant Accounting Policies

The consolidated financial statements of TransCanada have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in TCPL's annual financial statements for the year ended December 31, 2002. These consolidated financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods. These consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual financial statements included in TransCanada PipeLines Limited's 2002 Annual Report. Amounts are stated in Canadian dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform with the current period's presentation.

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of these consolidated financial statements requires the use of estimates and assumptions. In the opinion of Management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the company's significant accounting policies.

3. Segmented Information

Three months ended June 30 (unaudited - millions of dollars)	Transmission		Power		Corporate		Total	
	2003	2002	2003	2002	2003	2002	2003	2002
Revenues	944	1,002	367	343	-	-	1,311	1,345
Cost of sales	-	-	(189)	(170)	-	-	(189)	(170)
Other costs and expenses	(301)	(286)	(79)	(95)	(2)	(2)	(382)	(383)
Depreciation	(195)	(198)	(22)	(15)	-	-	(217)	(213)
Operating income/(loss)	448	518	77	63	(2)	(2)	523	579
Financial and non-controlling interest charges	(194)	(208)	(3)	(3)	(22)	(22)	(219)	(233)
Financial charges of joint ventures	(22)	(22)	(1)	-	-	-	(23)	(22)
Equity income	10	8	16	-	-	-	26	8
Interest and other income	3	-	4	4	15	7	22	11
Income taxes	(101)	(122)	(30)	(24)	4	8	(127)	(138)
Net Income	144	174	63	40	(5)	(9)	202	205

Six months ended June 30 (unaudited - millions of dollars)	Transmission		Power		Corporate		Total	
	2003	2002	2003	2002	2003	2002	2003	2002
Revenues	1,904	1,943	743	648	-	-	2,647	2,591
Cost of sales	-	-	(369)	(303)	-	-	(369)	(303)
Other costs and expenses	(605)	(546)	(200)	(187)	(4)	(4)	(809)	(737)
Depreciation	(389)	(390)	(43)	(30)	-	-	(432)	(420)
Operating income/(loss)	910	1,007	131	128	(4)	(4)	1,037	1,131
Financial and non-controlling interest charges	(390)	(414)	(5)	(6)	(43)	(48)	(438)	(468)
Financial charges of joint ventures	(44)	(45)	(1)	-	-	-	(45)	(45)
Equity income	30	18	54	-	-	-	84	18
Interest and other income	8	6	8	7	19	9	35	22
Income taxes	(212)	(235)	(61)	(48)	10	17	(263)	(266)
Net Income	302	337	126	81	(18)	(26)	410	392

Total Assets (millions of dollars)	June 30, 2003 (unaudited)	December 31, 2002
Transmission	16,363	16,979
Power	2,608	2,292
Corporate	873	457
Continuing Operations	19,844	19,728
Discontinued Operations	179	188
	20,023	19,916

4. Long-Term Debt

On June 9, 2003, the company issued US$350 million of unsecured 4.00 per cent notes maturing on June 15, 2013.

On July 3, 2003, the company redeemed the US$160 million 8.75 per cent Junior Subordinated Debentures. Holders of these debentures received US$25.0122 per US$25.00 of the principal amount, which included accrued and unpaid interest to the redemption date, without premium or penalty.

5. Risk Management and Financial Instruments

The following represents the significant changes to the company's risk management and financial instruments since December 31, 2002.

Foreign Investments

At June 30, 2003 and December 31, 2002, the company had foreign currency denominated assets and liabilities which created an exposure to changes in exchange rates. The company uses foreign currency derivatives to hedge this exposure on an after-tax basis. The cross-currency swaps have a floating interest rate which the company partially hedges by entering into interest rate swaps and forward rate agreements. The company's portfolio of foreign investment derivatives is comprised of contracts for periods up to four years. The fair values shown in the table below for foreign exchange risk are offset by translation gains or losses on the net assets and are recorded in the foreign exchange adjustment in Shareholders' Equity.

Asset/(Liability) (millions of dollars)	**June 30, 2003** (unaudited)		December 31, 2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Foreign Exchange Risk				
Cross-currency swaps				
U.S. dollars	**50**	**50**	(8)	(8)
Forward foreign exchange contracts				
U.S. dollars	-	-	(4)	(4)

At June 30, 2003, the notional principal amounts of cross-currency swaps were US$250 million (December 31, 2002 - US$350 million) and the notional principal amounts of forward foreign exchange contracts were nil (December 31, 2002 - US$225 million).

Reconciliation of Foreign Exchange Adjustment (millions of dollars)	June 30, 2003 (unaudited)	December 31, 2002
Balance at beginning of year	14	13
Translation (losses)/gains on foreign currency denominated net assets	(115)	3
Foreign exchange gains/(losses) on derivatives, and other	72	(2)
	(29)	14

6. Discontinued Operations

In July 2001, the Board of Directors approved a plan to dispose of the company's Gas Marketing business. In December 1999, the Board of Directors approved a plan (December Plan) to dispose of the company's International, Canadian Midstream and certain other businesses. The company's disposals under both plans were substantially completed at December 31, 2001.

The company mitigated its exposures associated with the contingent liabilities related to the divested gas marketing operations by obtaining certain remaining contracts in June and early July 2003, and simultaneously fully hedging the market price exposures of these contracts. The company remains contingently liable for certain of the residual obligations.

At June 30, 2003, TransCanada reviewed the provision for loss on discontinued operations and concluded that the provision was adequate and the continued deferral of the approximately $100 million of deferred after-tax gains related to the Gas Marketing business was appropriate. Accordingly, there was no earnings impact related to discontinued operations in second quarter 2003.

Net income from discontinued operations was nil for the three and six months ended June 30, 2003 and 2002. The provision for loss on discontinued operations at June 30, 2003 was $217 million (December 31, 2002 - $234 million). The net assets of discontinued operations included in the consolidated balance sheet at June 30, 2003 were $142 million (December 31, 2002 - $90 million).

7. Commitment

On June 18, 2003, an agreement was reached among the Mackenzie Delta gas producers, the Aboriginal PipeLine Group (APG) and TransCanada which governs TransCanada's role in the Mackenzie Gas Pipeline Project. The Mackenzie Gas Pipeline Project would, if approved, result in a natural gas pipeline being constructed from Inuvik, Northwest Territories to the northern border of Alberta, where it would then connect with the Alberta System. Under the agreement, TransCanada has agreed to finance the APG for its one-third share of project definition phase costs which are currently estimated to be $80 million over three years. If the pipeline is approved and becomes operational, this loan will be repaid from APG's share of pipeline revenues.

Supplementary Information

As at June 30, 2003, TransCanada had 481,774,501 issued and outstanding common shares. In addition, there were 11,800,787 outstanding options to purchase common shares, of which 8,987,361 were exercisable as at June 30, 2003.

TransCanada welcomes questions from shareholders and potential investors. Please telephone:

Investor Relations, at 1-800-361-6522 (Canada and U.S. Mainland) or direct dial David Moneta/Debbie Persad at (403) 920-7911. The investor fax line is (403) 920-2457. Media Relations: Glenn Herchak/Hejdi Feick at (403) 920-7877.

Visit TransCanada's Internet site at: http://www.transcanada.com



TransCanada

In business to deliver

NewsRelease

TransCanada Declares Quarterly Dividends

CALGARY, Alberta -July 25, 2003 - (TSX: TRP) (NYSE: TRP) – As announced today in TransCanada's Second Quarter 2003 Report to Shareholders, the Board of Directors of TransCanada Corporation declared a quarterly dividend of $0.27 per share on the corporation's outstanding common shares for the quarter ending September 30, 2003. It is payable on October 31, 2003, to shareholders of record at the close of business on September 30, 2003.

Also today, the Board of Directors of TransCanada PipeLines Limited declared the following regular dividends on TransCanada PipeLines Limited's preferred shares:

- Dividend Number 20 was declared on the outstanding Cumulative Redeemable First Preferred Shares Series U in the amount of $0.70 per share for the period ending October 30, 2003. The dividend is payable on October 30, 2003, to shareholders of record at the close of business on September 30, 2003.

- Dividend Number 19 was declared on the outstanding Cumulative Redeemable First Preferred Shares Series Y in the amount of $0.70 per share for the period ending November 1, 2003. The dividend is payable on October 31, 2003, to shareholders of record at the close of business on September 30, 2003.

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 38,000 kilometres (24,000 miles) of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing more than 4,500 megawatts of power – an equal amount of power can meet the needs of about 4.5 million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the Internet at www.transcanada.com for more information.

Note: All financial figures are in Canadian dollars unless noted otherwise.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

– 30 –

Media Inquiries: Glenn Herchak/Hejdi Feick (403) 920-7877

Investor & Analyst Inquiries: David Moneta/Debbie Persad (403) 920-7911

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*** RX REPORT ***
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RECEPTION OK

TX/RX NO	8604
CONNECTION TEL	403 920 2467
SUBADDRESS	
CONNECTION ID	
ST. TIME	07/25 07:29
USAGE T	08'05
PGS.	28
RESULT	OK